Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

January 30, 2017

Crown Castle International Corp.

$500,000,000 4.000% Senior Notes due 2027

January 30, 2017

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 30, 2017, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.
Security Description:	4.000% Senior Notes due 2027 (the “Notes”)
Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)
Distribution:	SEC-registered
Aggregate Principal Amount:	$500,000,000
Gross Proceeds:	$497,890,000
Maturity Date:	March 1, 2027
Coupon:	4.000%
Benchmark Treasury:	2.000% due November 15, 2026
Benchmark Treasury Price and Yield:	95-27; 2.481%
Spread to Benchmark Treasury:	T + 157 basis points
Price to Public:	99.578% of principal amount
Yield to Maturity:	4.051%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2017
Record Dates:	February 15 and August 15
Make-Whole Call:	Prior to December 1, 2026 (three months prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	At any time on or after December 1, 2026 (three months prior to the maturity date of the Notes)
Trade Date:	January 30, 2017
Settlement Date:	February 2, 2017 (T+3)
Use of Proceeds:

We expect to receive net proceeds of approximately $493 million from the sale of the Notes to the underwriters, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under the Revolver.

After giving effect to the Conversion and the Acquisition, and the Equity Offering and the offering of the notes hereby, and the use of proceeds therefrom, as of September 30, 2016, we would have had a total of approximately $8.7 billion of outstanding indebtedness, all of which would have been unsecured, and our subsidiaries would have had a total of approximately $4.6 billion of outstanding indebtedness, all of which would have been secured.

Certain of the underwriters or their respective affiliates are lenders under the Credit Facility and affiliates of certain underwriters serve other roles under the Credit Facility. As a result, certain of the underwriters or their affiliates would receive a portion of the net proceeds from this offering.

CUSIP:	22822VAE1
ISIN:	US22822VAE11
Denominations/Multiple:	$2,000 x $1,000
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Credit Agricole Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Citizens Capital Markets, Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC
Co-Manager:	PNC Capital Markets LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll-free) at 1-888-603-5847, J.P. Morgan Securities LLC (collect) at 1-212-834-4533, Mizuho Securities USA Inc. (toll-free) at 1-866-271-7403, RBC Capital Markets, LLC (toll-free) at 1-866-375-6829 or TD Securities (USA) LLC (toll-free) at 1-855-495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.